

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 23, 2007

Mr. J. William Clements
President, Director and Principal Financial Officer
Shannon International Inc.
100-238A Brownlow Avenue
Dartmouth, Nova Scotia, Canada B3B 2B4

> **Re: Shannon International Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed November 16, 2006**
> **File No. 000-30254**

Dear Mr. Clements:

        We have reviewed your Form 10-KSB for the Fiscal Year Ended June 30, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2006

Management's Discussion and Analysis.., page 16

1.   Amend your filing to include disclosure about critical accounting estimates or assumptions. Refer to FRC 501.14.

Consolidated Balance Sheets, page F-4

2.   Please explain why the total equity on your balance sheet was ($3,916,023) at June 30, 2005, but your statement of stockholders' equity reflects "Adjusted June 30, 2005 balance" of ($4,456,033). We also note that the change in retained earnings from June 30, 2005, to June 30, 2006, does not tie to your statement of operations. It appears to us that the $540,010 translation adjustment was not accounted for properly in the period when the related assets were impaired. Please tell us how you have accounted for the $540,010 translation adjustment.

Consolidated Statements of Operations, page F-5

3.   Please explain why your statement of operations does not reflect a minority interest entry for fiscal 2006.

Note 14 – Stockholders' Equity, page F-20

4.   With regard to all of the warrants that you had outstanding during fiscal 2005 and 2006, please tell us the consideration you gave to EITF 00-19 concerning the possible need to treat such obligations as liabilities. Refer to the guidance in paragraphs 14-18 of EITF 00-19, which may require that such warrants be recorded as liabilities and marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). If you believe that the warrants should be classified as equity upon issuance, disclosure in your filing must specifically indicate that net-cash settlement may not be required by the counterparties. Additionally, your warrant agreement must also include this language. Please direct us to this language in your agreement. Otherwise, liability classification would be required upon issuance.

Note 17 - Segments

5.   You disclose in your table assets of $585,520 for oil and gas, and $3,116,604 for
        technology, for a total of $806,508. Tell us if the $3,116,604 amount for
        technology assets is correct, and revise your document to eliminate the apparent
        inconsistencies.

Controls and Procedures, page 22

6.   You refer to the definition of disclosure controls and procedures in Rule 13a-
        14(c). Please eliminate the reference to our rule or cite the correct rules, which
        are 13a-15(e) or 15d-15(e).

7.   You state that you carried out an evaluation "on or about June 30, 2006." Our
        rules require that you disclose the conclusions of your officers regarding the
        effectiveness of your disclosure controls and procedures as of the end of the
        period covered by your report. Please revise your filing accordingly.

8.   Please amend your filing to include the disclosures required by Regulation S-B,
        Item 308(c), regarding changes in internal controls over financial reporting.

Exhibits

9.   Please explain why you have not included as an exhibit the employment
        agreement with Mr. Clements that you entered into on June 30, 2006, as it appears
        to be a material contract pursuant to your disclosure on page 25.

Form 10-QSB for the quarter ended September 30, 2006

10.   We note that your Form 10-QSB has not been timely filed. Please advise us when
        you intend to file it.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief